Total Logistics, Inc.

NEWS RELEASE

For Immediate Release	Contact: William T. Donovan
January 26, 2005	President and CEO
(414) 291-9000

TOTAL LOGISTICS ANNOUNCES EXPIRATION OF
HART-SCOTT-RODINO WAITING PERIOD

        Milwaukee, WI – Total Logistics, Inc. (Nasdaq:TLCX) announced today that, at 11:59 p.m. EST on January 25, 2005, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (HSR Act), expired with respect to SUPERVALU INC.’s previously announced tender offer to purchase all of the outstanding shares of common stock of Total Logistics, Inc., for $28.50 per share. All necessary waiting periods under the HSR Act have now expired. The tender offer continues to be subject to other conditions set forth in the tender offer statement and related offering materials. The tender offer will expire at 12:00 midnight EST, February 4, 2005, unless extended.

        This press release does not constitute a solicitation or recommendation with respect to the tender offer or a solicitation of a proxy, consent or authorization for or with respect to a meeting of the shareholders of Total Logistics, Inc. or any action in lieu of a meeting. Any solicitation or recommendations will be made only pursuant to separate materials in compliance with the requirements of applicable federal and state securities laws.

        Total Logistics, Inc. is a Milwaukee-based public company operating through two wholly-owned businesses, Total Logistic Control and Zero Zone. Total Logistics, Inc. is headquartered at 700 North Water Street, Suite 1200, Milwaukee, WI 53202. This and other Total Logistics, Inc. news releases and additional corporate data can be found at www.totallogisticsinc.com.

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